EXHIBIT 21.1

Sarepta Therapeutics, Inc.

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Sarepta Securities Corp.	Massachusetts, USA
ST International Holdings, Inc.	Delaware, USA
ST International Holdings Two, Inc.	Delaware, USA
Sarepta Therapeutics Two, LLC	Delaware, USA
Sarepta Therapeutics Three, LLC	Delaware, USA
Sarepta Therapeutics Ireland LLP	Ireland
Sarepta Therapeutics Ireland Two LLP	Ireland